Exhibit 99.13

Execution Copy

GUARANTEE

This Guarantee is made by Concordia Healthcare Corp., an Ontario corporation (“Guarantor”), in favor of Eisai Inc., a Delaware corporation (“Seller”), as of September 3, 2014 (this “Guarantee”).

Capitalized terms used herein without definition have the meanings given to them in the Asset Purchase Agreement (as defined below). Section 1.2 of the Asset Purchase Agreement is incorporated herein by this reference mutatis mutandis.

1. Guarantee. To induce Seller to enter into the Asset Purchase Agreement of even date herewith (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Asset Purchase Agreement”), by and between Concordia Pharmaceuticals Inc., an international business company incorporated under the laws of Barbados (“Buyer”), and Seller, and the Ancillary Agreements (other than this Guarantee) to be entered into at the Closing, Guarantor hereby absolutely, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, the due and punctual payment, performance and discharge of Buyer’s payment and indemnification obligations under (a) the Asset Purchase Agreement and (b) each Ancillary Agreement other than this Guarantee which contains payment or indemnification obligations (collectively, the “Obligations”, and such agreements, the “Guaranteed Agreements”).

2. Nature of Guarantee. Seller shall not be obligated to file any claim relating to the Obligations in the event that Buyer becomes subject to an Insolvency Event (as defined in Section 16 below), and the failure of Seller to so file shall not affect Guarantor’s obligations hereunder. In the event that any payment to Seller in respect of the Obligations is rescinded or must otherwise be returned for any reason whatsoever (the “Returned Amounts”), Guarantor shall remain liable hereunder with respect to the Obligations as if such payment had not been made. This is an unconditional guarantee of payment and not of collectibility.

3. Changes in Obligations; Certain Waivers.

1.1. Guarantor agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure of Seller to assert any claim or demand or to enforce any right or remedy against Buyer (or any of its permitted assignees) or any other Person; (ii) any change in time, place or manner of payment of any of the Obligations or any rescission, waiver, compromise, consolidation or other amendment to or modification of any of the terms or provisions of any Guaranteed Agreement made in accordance with the terms thereof or any other agreement evidencing, securing or otherwise executed in connection with any of the Obligations; (iii) the addition, substitution or release of Buyer (or any of its permitted assignees) or any other Person; (iv) any change in the corporate existence, structure or ownership of Buyer (or any of its permitted assignees) or any other Person; (v) any Insolvency Event or other similar proceeding affecting Buyer (or any of its successors or permitted assigns) or any other Person; (vi) the existence of any claim, set-off or other right which the Guarantor may have at any time against Buyer or Seller or any of their respective Affiliates, whether in connection with the Obligations or otherwise; (vii) the adequacy of any other means Seller may have of obtaining repayment of any of the Obligations; or (viii) the value, genuineness, validity, regularity, illegality or enforceability of any Guaranteed Agreement. To the fullest extent permitted by Law, Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by Seller. Guarantor waives promptness, diligence, notice of the acceptance of this Guarantee and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of die incurrence of any Obligations and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Buyer or any other Person interested in the transactions contemplated by the Guaranteed Agreements, and all suretyship defenses generally. Notwithstanding anything to the contrary, (A) Guarantor shall be entitled to the benefit of and may assert any right, remedy, set-off, claim, counter-claim, limitation and defense against the payment of the Obligations that are available to Buyer under any applicable Guaranteed Agreement (other than any such rights, remedies, set-offs, claims, counter-claims, limitations and defenses arising out of, or due to, or as a result of, the insolvency or bankruptcy of Buyer (including the rejection of the applicable Guaranteed Agreement in an insolvency or bankruptcy of Buyer)); (B) Seller hereby agrees that to the extent Buyer is relieved of its obligations and liabilities under any Guaranteed Agreement (other than due to, in connection with, or as a result of, the insolvency or bankruptcy of Buyer (including the rejection of the applicable Guaranteed Agreement in an insolvency or bankruptcy of Buyer)), Guarantor shall be similarly relieved of the applicable Obligations under this Guarantee; and (C) Guarantor shall be entitled to the benefit of the defense of payment in full. Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Guaranteed Agreements and that the waivers set forth in this Guarantee are knowingly made in contemplation of such benefits.

1.2. Guarantor hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Affiliates not to institute, directly or indirectly, any Litigation asserting that this Guarantee is illegal, invalid or unenforceable in accordance with its terms. Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against Buyer that arise from the existence, payment, performance, or enforcement of Guarantor’s obligations under or in respect of this Guarantee or any other agreement in connection with this Guarantee, including any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of Seller against Buyer, whether or not such claim, remedy or right arises under applicable Law, whether at law or in equity, or under Contract, including the right to take or receive from Buyer, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, in each case, unless and until all of the Obligations and all other amounts payable under this Guarantee shall have been paid in full in cash. If any amount shall be paid to Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full of the Obligations and all other amounts payable under this Guarantee, an amount equal to the lesser of (i) the amount paid to Guarantor in violation of the immediately preceding sentence and (ii) all amounts payable under this Guarantee shall forthwith be paid or delivered to Seller in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Obligations and all other amounts payable under this Guarantee, in accordance with the terms of each applicable Guaranteed

Agreement, whether matured or unmatured, or to be held as collateral for any of the Obligations or other amounts payable under this Guarantee thereafter arising.

2. Expenses. Guarantor agrees to pay on demand all reasonable out-of-pocket expenses (including reasonable fees of counsel) incurred by Seller in connection with the enforcement of its rights hereunder.

3. Representations and Warranties. Guarantor hereby represents and warrants to Seller that:

3.1. Guarantor is a corporation duly organized, validly existing and in good standing under the Laws of the Province of Ontario.

3.2. Guarantor has the requisite corporate power and authority to enter into this Guarantee, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Guarantee and the consummation of the transactions contemplated hereby have been duly authorized by the necessary corporate actions of Guarantor. This Guarantee constitutes the valid and legally binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms.

3.3. The execution, delivery and performance by Guarantor of this Guarantee does not and will not (i) violate the certificate of incorporation or bylaws of Guarantor, (ii) violate in any material respect any Law or other restriction of any Governmental Authority applicable to Guarantor or (iii) materially violate, materially breach or constitute a material default under or result in the termination of any material Contract to which Guarantor is a party.

3.4. All consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority or other Person necessary for the due execution, delivery and performance of this Guarantee by Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority or other Person is required in connection with its execution, delivery or performance of this Guarantee, except for the failure to obtain or make, as applicable, such consents, approvals, authorizations, permits, filings and notifications which would not have a material adverse effect on Guarantor.

3.5. Guarantor has the financial capacity to pay and perform its obligations under this Guarantee as of the date hereof, and all funds necessary for Guarantor to fulfill its obligations under this Guarantee are and shall be available to Guarantor (or its assignee pursuant to Section 5 hereof) for as long as this Guarantee shall remain in effect in accordance with Section 8 hereof.

3.6. Guarantor is fully aware of the financial condition of Buyer and is executing and delivering this Guarantee based solely upon Guarantor’s own independent investigation of all matters pertinent hereto and is not relying in any manner upon any representation or statement of Seller.

3.7. Guarantor has adequate means to obtain on a continuing basis (i) from Buyer, information concerning Buyer and Buyer’s financial condition and affairs, and (ii) from other reliable sources, such other information as it deems material in deciding to provide this Guarantee.

4. Indemnity. Guarantor shall indemnify, defend and hold harmless Seller, its Affiliates and its and their respective directors, officers, employees and agents from and against, and compensate and reimburse each of them for, any and all Losses incurred by any of them arising out of or related to (a) any breach by Guarantor of any of its representations, warranties or covenants hereunder; (b) any failure of Guarantor to perform any of its covenants, obligations or agreements contained in this Guarantee; or (c) any Returned Amounts. This Section 4 shall survive any termination, cancellation or discharge of this Guarantee or any of the Obligations for a period of one (1) year.

5. Assignment. Neither this Guarantee nor either party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other party, and any attempted assignment or delegation of this Guarantee or any of such rights or obligations by either party without the prior written consent of the other party shall be void and of no effect; provided, that Seller may assign this Guarantee, in whole or in part, to any assignee or transferee of any of Seller’s rights under any Guaranteed Agreement without the prior written consent of Guarantor. Notwithstanding the foregoing, the Guarantor shall be entitled to assign this Guarantee to a third party that acquires all or substantially all of the assets of the Guarantor without the prior written consent of the Seller.

6. Notices.

6.1. Notice Requirements. Any notice, request, demand, waiver, consent, approval or other communication permitted or required under this Guarantee (each, a “Notice”) shall be in writing, shall refer specifically to this Guarantee and shall be deemed given only if delivered by hand or sent by facsimile transmission or by email of a PDF attachment (with transmission confirmed) or by overnight registered mail, courier or express delivery service that maintains records of delivery, addressed to the parties at their respective addresses specified in Section 6.2 or to such other address as the party to whom notice is to be given may have provided to the other party at least 10 days prior to such address taking effect in accordance with this Section 6.1. Such Notice shall be deemed to have been received: (a) as of the date delivered by hand or by overnight registered mail, courier or express delivery service; or (b) on the day sent by facsimile or email provided that the sender has received confirmation of transmission (by facsimile or email receipt confirmation or confirmation by telephone (with respect to facsimile only) or email) prior to 6:00 p.m. Eastern Time on such day (and if confirmation is received after 6:00 p.m. Eastern Time, such Notice shall be deemed to have been delivered on the following Business Day). Any Notice delivered by facsimile or email shall be confirmed by a hard copy delivered promptly thereafter.

6.2. Address for Notice.

If to Seller, to:

Eisai Inc.

100 Tice Boulevard

Woodcliff Lake, NJ 07677

Facsimile: [REDACTED]

Email: [REDACTED]

Attention: General Counsel

with a copy (which shall not constitute notice) to:

Covington & Burling LLP

1201 Pennsylvania Avenue, N.W.

Washington, DC 20004

Facsimile: (202) 778-5168

Email: mriella@cov.com

Attention: Michael J. Riella

If to Guarantor, to:

Concordia Healthcare Corp.

277 Lakeshore Road East, Suite 302

Oakville, Ontario L6J 1H9

Facsimile: [REDACTED]

Email: [REDACTED]

Attention: Leith Tessy

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

333 Bay Street, Suite 2400

Bay Adelaide Centre, Box 20

Toronto, Ontario, Canada M5H 2T6

Facsimile: (416) 364-7813

Email: jholmstrom@fasken.com

Attention: Jon Holmstrom

- and to -

Dorsey & Whitney LLP

Suite 1500, 50 South Sixth Street

Minneapolis, MN 55402-1498

Facsimile: (612) 677-3361

Email: rauch.eric@dorsey.com

Attention: Eric Rauch

7. Waiver and Non-Exclusion of Remedies. Any term or condition of this Guarantee may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. The waiver by any party of any right hereunder or of the failure to perform or of a breach by the other party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other party whether of a similar nature or otherwise. The rights and remedies provided herein are cumulative and do not exclude any other right or remedy provided by applicable Law or otherwise available except as expressly set forth herein.

8. Continuing Guarantee. This Guarantee shall remain in full force and effect and shall be binding on Guarantor and its successors and permitted assigns, and shall inure to the benefit of Seller and its successors and permitted assigns, until all of the Obligations and all amounts payable under this Guarantee have been indefeasibly paid, observed, performed or satisfied in full, except to the extent set forth herein.

9. Governing Law; Jurisdiction; Venue and Service.

9.1. Governing Law. This Guarantee shall be governed by and construed in accordance with the Laws of the State of Delaware, excluding any conflicts or choice of Law rule or principle that might otherwise refer construction or interpretation of this Guarantee to the substantive Law of another jurisdiction.

9.2. Jurisdiction. Subject to Section 10, the parties each hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the courts of the State of Delaware and the United States District Court for the District of Delaware for any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Guarantee, and agree not to commence any action, suit or proceeding (other than appeals therefrom) related thereto except in such courts. The parties irrevocably and unconditionally waive their right to a jury trial.

9.3. Venue. The parties further hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Guarantee in the courts of the State of Delaware or in the United States District Court for the District of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

9.4. Service. Each of Seller and Guarantor further agrees that service of any process, summons, notice or document by registered mail to its address set forth in Section 6 shall be effective service of process for any action, suit or proceeding brought against it under this Guarantee in any such court.

10. Equitable Relief. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Guarantee were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Guarantee and to enforce specifically the terms and provisions of this Guarantee in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each party hereby waives (a) any requirement that the other party post a bond or other security as a condition for obtaining any such relief, and (b) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

11. Counterparts. This Guarantee may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. Delivery of an executed counterpart of a signature page of this Guarantee by facsimile or other electronic transmission shall be effective as delivery of a manually executed original counterpart of this Guarantee.

12. Amendment. This Guarantee may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by both parties.

13. Severability. If any provision of this Guarantee is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of either party under this Guarantee will not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Guarantee shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Guarantee shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Guarantee a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and reasonably acceptable to the parties.

14. No Benefit to Third Parties. The covenants and agreements set forth in this Guarantee are for the sole benefit of the parties and their respective successors and permitted assigns, and, except for the rights of any third party indemnitees under Article 4, they shall not be construed as conferring any rights on any other Persons.

15. English Language. This Guarantee shall be written and executed in, and all other communications under or in connection with this Guarantee shall be in, the English language. Any translation into any other language shall not be an official version thereof, and in the event of any conflict in interpretation between the English version and such translation, the English version shall control.

16. Definitions. As used in this Guarantee,

16.1. “Insolvency Event” means, with respect to a Person:

16.1.1. a voluntary case or proceeding under any applicable bankruptcy, insolvency, or other similar Law is commenced by such Person, or such Person consents to the entry of an order for relief in an involuntary case or proceeding under any such Law or against such Person, or such Person consents to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator, conservator, supervisor, rehabilitator (or other similar official) of such Person or for any material portion of such Person’s assets and properties, or such Person makes a general assignment for the benefit of creditors, or such Person fails generally to pay, or admits in writing its inability to pay, its debts as they become due or takes any entity action in furtherance of the foregoing, and such case, proceeding or event is not dismissed or remedied within 60 days;

16.1.2. the commencement of an involuntaiy case or proceeding under any applicable bankruptcy, insolvency, or other similar Law against such Person, and such case or proceeding is not dismissed within 60 days;

16.1.3. the entry by a Governmental Authority having jurisdiction over such Person of a decree or order appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator, conservator, supervisor, rehabilitator (or similar official) for such Person or for any material portion of such Person’s assets and properties, or ordering the winding-up, supervision, or liquidation of such Person’s affairs, and such decree or order is not dismissed within 60 days; or

16.1.4. the taking of any formal action by such Person, its board of directors (or similar governing body) or holders of its voting securities authorizing any of the foregoing.

17. Entire Agreement. This Guarantee contains the entire agreement between Guarantor and Seller with respect to the transactions contemplated hereby and supersede all prior agreements, understandings, promises and representations, whether written or oral, between Guarantor and Seller with respect to the subject matter hereof.

[The remainder of this page is left blank intentionally.]

IN WITNESS WHEREOF, each of Guarantor and Seller has caused this Guarantee to be executed and delivered as of the date first written above.

GUARANTOR:

CONCORDIA HEALTHCARE CORP.

By:		[REDACTED]

	Name:	Mark Thompson [REDACTED]
	Title:	CEO [REDACTED]

SELLER:

EISAI INC.

By:
Name:
Title:

[SIGNATURE PAGE TO GUARANTEE]

IN WITNESS WHEREOF, each of Guarantor and Seller have executed this Guarantee as of the date first written above.

GUARANTOR:

CONCORDIA HEALTHCARE CORP.

By:
Name:
Title:

SELLER:

EISAI INC.

By:	[REDACTED]

	Name:	Shaji Procida
	Title:	President & COO

[SIGNATURE PAGE TO GUARANTEE]